Exhibit 12
COUSINS PROPERTIES INCORPORATED
STATEMENT REGARDING COMPUTATION OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS
($ in thousands)

	2009	2008	2007	2006	2005

Earnings:

Income (loss) from continuing operations before taxes, unconsolidated joint ventures and sale of investment properties	$(66,195)	$(5,740)	$1,843	$(25,372)	$(3,105)

Add:
Gain on sale of investment property, net of applicable income tax provision	168,637	10,799	5,535	3,012	15,733
Distributed income of equity investees	7,237	23,751	7,716	169,481	34,948
Amortization of capitalized interest	3,117	2,022	1,478	975	1,196
Fixed charges	58,263	63,233	47,669	47,551	42,211

Subtract:
Capitalized interest	(3,736)	(14,894)	(23,343)	(20,554)	(17,193)
Preferred dividends	(12,907)	(14,957)	(15,250)	(15,250)	(15,250)

Earnings	$154,416	$64,214	$25,648	$159,843	$58,540

Fixed charges:

Interest expense	$41,393	$33,151	$8,816	$11,119	$9,094
Capitalized interest	3,736	14,894	23,343	20,554	17,193
Interest component of rental expense (30%)	227	231	260	628	674

	45,356	48,276	32,419	32,301	26,961
Preferred stock dividends	12,907	14,957	15,250	15,250	15,250

Fixed charges	$58,263	$63,233	$47,669	$47,551	$42,211

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.65	1.02	0.54	3.36	1.39